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May 11, 2012

VIA FEDERAL EXPRESS AND E-MAIL

U.S. Securities and Exchange Commission
Division of Corporation Finance
Attention: Mr. Duc Dang
100 F Street, NE
Washington, DC 20549

> **Re:** *Fundrise 1351 H Street, LLC ("Fundrise" or the "Company")*
> *Amendment No. 3 to Regulation A Offering Statement on*
> *Form 1-A Filed December 9, 2011*
> *File No. 024-10313*

Dear Mr. Dang:

On behalf of 1351 H Street, LLC ("Fundrise"), we are submitting this letter in connection with Amendment No. 3 to Fundrise's Regulation A Offering Statement on Form 1-A referenced above (the "Form 1-A"). Accordingly, please find attached for your review, as Exhibit A, Amendment No. 3 to the Form 1-A.

* * * * *

We appreciate the Staff's review and request the Staff contact Bjorn J. Hall of O'Melveny & Myers LLP at (202) 383-5415 or (202) 383-5414 (facsimile) or the undersigned at (202) 383-5418 or (202) 383-5414 (facsimile) with any questions or comments regarding this letter.

Sincerely,

Martin P. Dunn
of O'Melveny & Myers LLP

Attachments

cc: Benjamin S. Miller
Manager, Fundrise Fund Manager, LLC

Daniel S. Miller
Manager, Fundrise Fund Manager, LLC

Bjorn J. Hall